SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

MYOVANT SCIENCES LTD.

(Name of the Issuer)

MYOVANT SCIENCES LTD.
SUMITOVANT BIOPHARMA LTD.
SUMITOMO PHARMA CO., LTD.

(Names of Person(s) Filing Statement)

Common Shares, $0.000017727 Par Value Per Share

(Title of Class of Securities)

G637AM102

 (CUSIP Number of Class of Securities)

Tsutomu Nakagawa Executive Officer, Senior Director, Global Corporate Strategy Sumitomo Pharma Co., Ltd. 6-8, Doshomachi 2—chome, Chuo-ku, Osaka 541-0045, Japan +81 (3) 3270-5517	Myovant Sciences Ltd. 7th Floor 50 Broadway London SW1H 0DB United Kingdom +44 (207) 400-3351
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

Matthew B. Goodman

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Stephen F. Arcano Thomas W. Greenberg Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3542

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on December 9, 2022 and as subsequently amended by Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed on January 6, 2023, Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed on January 23, 2023, and Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed on February 16, 2023, and together with all exhibits thereto, this “Schedule 13E-3” or this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by: (i) Myovant Sciences Ltd., a Bermuda exempted company limited by shares (“Myovant”); (ii) Sumitovant Biopharma Ltd., a Bermuda exempted company limited by shares (“Sumitovant”); and (iii) Sumitomo Pharma Co., Ltd., a company organized under the laws of Japan (“SMP”) (each a “Filing Person”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 23, 2022 (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), and a related statutory merger agreement (the “Statutory Merger Agreement”) by and among Myovant, Sumitovant, Zeus Sciences Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Sumitovant (“Merger Sub”) and, solely with respect to Article IX and Annex A of the Merger Agreement, SMP. Pursuant to the Merger Agreement and the Statutory Merger Agreement, Merger Sub merged with and into Myovant (the “Merger”), with Myovant continuing as the surviving company following the Merger as a wholly owned subsidiary of Sumitovant (the “Surviving Company”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that are the subject of this Transaction Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by or on behalf of such Filing Person.

Item 15. Additional Information

(c)           Other Material Information. The information set forth in this Transaction Statement in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On March 1, 2023, at a special general meeting of shareholders of Myovant (the “Special General Meeting”), holders of (i) a majority of the issued and outstanding common shares of Myovant, par value $0.000017727 per share (the “Myovant common shares”), entitled to vote and voting at the Special General Meeting and (ii) a majority of the issued and outstanding Myovant common shares held by Myovant’s shareholders other than Sumitovant and its affiliates, each voted in favor of (x) the adoption and approval of the Merger Agreement and the related Statutory Merger Agreement and the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement, including the Merger, and (y) the approval, on a non-binding, advisory basis, of the payment of specified compensation that may become payable to Myovant’s named executive officers in connection with the Merger.

The Registrar of Companies in Bermuda has issued a Certificate of Merger, pursuant to which the Merger became effective on March 10, 2023 (the “Effective Time” and the date on which the Effective Time occurred, the “Closing Date”). At the Effective Time, pursuant to the terms and conditions of the Merger Agreement: (i) each Myovant common share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined below), Sumitovant Owned Shares (as defined below) and Dissenting Shares (as defined below)) was cancelled and converted into the right to receive $27.00 per share in cash, without interest and less any applicable withholding taxes (the “Per Share Merger Consideration”); (ii) any Myovant common share owned by Myovant or any direct or indirect wholly owned subsidiary of Myovant (each, an “Excluded Share”) as of immediately prior to the Effective Time was cancelled, was no longer outstanding and automatically ceased to exist and no consideration was delivered in exchange therefor; (iii) each Myovant common share that was beneficially owned by Sumitovant as of immediately prior to the Effective Time (each, a “Sumitovant Owned Share”) remained outstanding and constituted a fully paid and nonassessable common share of the Surviving Company; (iv) each Myovant common share held by a holder who, as of the Effective Time, did not vote in favor of the Merger and complied with certain procedures specified in the Merger Agreement (each, a “Dissenting Share”), was automatically cancelled and the holder thereof will have the right to receive the Per Share Merger Consideration and, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda is greater than the Per Share Merger Consideration, the difference between such appraised fair value and the Per Share Merger Consideration; and (v) each common share, par value $0.000017727 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time remained outstanding and constituted a fully paid and nonassessable common share of the Surviving Company.

As a result of the Merger, Myovant common shares have ceased to trade on the New York Stock Exchange (the “NYSE”) prior to market open on March 10, 2023 and became eligible for delisting from the NYSE and termination of registration under the Exchange Act. Myovant has requested that the NYSE file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist Myovant common shares from the NYSE. After the Form 25 becomes effective, Myovant plans to file a Form 15 with the SEC to terminate the registration of Myovant common shares under the Exchange Act and suspend its reporting obligations with the SEC.

On the Closing Date, Myovant and Sumitovant issued a joint press release announcing the consummation of the Merger, a copy of which is attached as Exhibit (a)(11) hereto.

Item 16. Exhibits

Number	Name
(a)(1)	Definitive Proxy Statement of Myovant Sciences Ltd. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 23, 2023 (the “Proxy Statement”)).
(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special General Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(5)	Joint Press Release of Sumitovant Biopharma Ltd. and Myovant Sciences Ltd. issued October 23, 2022 (incorporated herein by reference to Exhibit 99.1 to Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(a)(6)	Electronic Mail sent by Myovant Sciences Ltd.’s principal executive officer to employees of Myovant Sciences Ltd. on October 23, 2022 (incorporated herein by reference to Exhibit 99.2 to Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(a)(7)	Electronic Mail sent by Myovant Sciences Ltd. to certain business partners on October 23, 2022 (incorporated herein by reference to Exhibit 99.3 to Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(a)(8)	Myovant Sciences Ltd. Employee FAQ (incorporated herein by reference to Schedule 14A filed by Myovant Sciences Ltd. with the Securities and Exchange Commission on October 25, 2022).
(a)(9)	Reminder Letter to Shareholders, dated as of February 2, 2023 (incorporated herein by reference to Schedule 14A filed by Myovant Sciences Ltd. with the Securities and Exchange Commission on February 2, 2023).
(a)(10)	Definitive Additional Materials to the Proxy Statement of Myovant Sciences Ltd. (incorporated herein by reference to Schedule 14A filed with the Securities and Exchange Commission on February 16, 2023).
(a)(11)	Joint Press Release of Sumitomo Pharma Co., Ltd., Sumitovant Biopharma Ltd. and Myovant Sciences Ltd. issued March 10, 2023 (incorporated herein by reference to Exhibit 99.1 to Myovant Sciences Ltd.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2023).

Number	Name
(b)	Facility Commitment Letter, dated as of October 21, 2022, by and between Sumitomo Pharma Co., Ltd. and Sumitomo Mitsui Banking Corporation (incorporated herein by reference to Exhibit 99.4 of Myovant Sciences Ltd.’s Schedule 13D/A filed with the Securities and Exchange Commission on October 24, 2022).
(c)(1)	Opinion of Goldman Sachs & Co. LLC (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(2)†	Discussion materials for the Board of Directors of Sumitovant, dated as of September 27, 2022, prepared by J.P. Morgan Securities, LLC.
(c)(3)†	Discussion materials for the Board of Directors of Sumitovant, dated as of October 23, 2022, prepared by J.P. Morgan Securities, LLC.
(c)(4)*†	Presentation to the Special Committee, dated as of June 28, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(5)*†	Presentation to the Special Committee dated as of August 3, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(6)*†	Presentation to the Special Committee dated as of August 22, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(7)*†	Presentation to the Special Committee dated as of October 1, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(8)*†	Presentation to the Special Committee dated as of October 21, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(9)*†	Presentation to the Special Committee dated as of October 22, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(10)*†	Presentation to the Special Committee dated as of October 23, 2022, prepared by Goldman Sachs & Co. LLC.
(d)(1)	Agreement and Plan of Merger, dated as of October 23, 2022, by and among Sumitovant Biopharma Ltd., Zeus Sciences Ltd., Myovant Sciences Ltd., and, solely with respect to Article IX and Annex A, Sumitomo Pharma Co., Ltd. (incorporated herein by reference to Exhibit 2.1 of Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(d)(2)	Voting and Support Agreement, dated as of October 23, 2022, by and between Myovant Sciences Ltd. and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 10.1 of Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(d)(3)	Transaction Agreement, dated as of October 31, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Vant Alliance Ltd., Roivant Sciences, Ltd. and Enzyvant Therapeutics Ltd., Altavant Sciences Ltd., and Spirovant Sciences Ltd. (incorporated herein by reference to Exhibit 99.1 of Myovant Sciences Ltd.’s Schedule 13D filed with the Securities and Exchange Commission on January 3, 2020).
(d)(4)	Investor Rights Agreement, dated as of December 27, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Myovant Sciences Ltd., and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 99.2 of Myovant Sciences Ltd.’s Schedule 13D filed with the Securities and Exchange Commission on January 3, 2020).

Number	Name
(d)(5)	Loan Agreement, dated as of December 27, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Myovant Sciences Ltd., and Myovant Sciences GmbH (incorporated herein by reference to Exhibit 99.3 of Myovant Sciences Ltd.’s Schedule 13D filed with the Securities and Exchange Commission on January 3, 2020).
(d)(6)	Share Return Agreement, dated as of December 27, 2019 by and among Roivant Sciences Ltd., Sumitovant Biopharma Ltd., and Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.) (incorporated herein by reference to Exhibit 99.4 of Myovant Sciences Ltd.’s Schedule 13D filed with the Securities and Exchange Commission on January 3, 2020).
(d)(7)	2021 10b5-1 Trading Plan, dated as of May 14, 2021, by and between Citigroup Global Markets Inc. and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 99.7 of Myovant Sciences Ltd.’s Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2021).
(f)	Bermuda Law Appraisal Sections (incorporated herein by reference to Annex D of the Proxy Statement).
(g) 107†	None. Filing Fee Table.

† Previously filed with the Schedule 13E-3 on December 9, 2022.

* Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 10, 2023

SUMITOVANT BIOPHARMA LTD.

By:	/s/ Monika Adams
Name:	Monika Adams
Title:	Transactions Officer

MYOVANT SCIENCES LTD.

By:	/s/ David Marek
Name:	David Marek
Title:	Principal Executive Officer

SUMITOMO PHARMA CO., LTD.

By:	/s/ Tsutomu Nakagawa
Name:	Tsutomu Nakagawa
Title:	Executive Officer, Senior Director, Global Corporate Strategy